

Mail Stop 3561

December 31, 2015

Geoffrey J. Thompson
Chief Executive Officer
AdvantaMeds Solutions USA Fund I, Inc.
20511 Abbey Drive
Frankfort, IL 60423

> **Re: AdvantaMeds Solutions USA Fund I, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed December 16, 2015**
> **File No. 024-10494**

Dear Mr. Thompson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2015 letter.

Part II

1. We note your disclosure that the offering will terminate upon the earlier of the sale of the maximum subscription amount, one year from the beginning of the offering, or a date determined by your management. Please reconcile this with the information in Item 4 of Part I that you do not intend to offer securities on a delayed or continuous basis pursuant to Rule 251(d)(3). Please also disclose this on the Offering Circular cover page.

2. We note your response to our prior comment 2. Please reconcile your disclosure in the first paragraph of "Terms of the Offering" on page 37 that you have 180 days to sell the minimum amount of the offering with your disclosure throughout that the offering has no minimum contingency. Please also reconcile your disclosure in the

first paragraph under "9% Convertible Preferred Stock Shares" on page 42 that you are offering a maximum of twenty-one thousand shares with your disclosure throughout that you are offering a maximum of 200,000 shares.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure